April 17, 2017

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Laboratory Corporation of America Holdings
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File Number 001-11353

Dear Mr. Decker:

We have reviewed the comments of the staff, as set forth in its letter dated April 4, 2017, with respect to the above-referenced filing. Enclosed herewith are the staff’s comments followed by responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Results of Operations, page 48

Comment:

1.
Please disclose the underlying drivers for changes in each segment’s operating income, as shown in your segment footnote, between reporting periods. If there are multiple drivers, please discuss and quantify the effect of each driver identified. Please similarly disclose, with quantification, the business reasons for changes between periods in the general corporate expenses reconciling item shown in your segment footnote.

Response:

The Company confirms that in future Form 10-K and Form 10-Q filings it will expand its discussion and analysis of changes in each segment’s operating income between reporting periods, as well as the business reasons for changes in general corporate expenses, consistent with the staff’s comments. Below, using the 2016 10-K periods, is an illustrative example of the disclosure the Company will include in future filings (note that the following would have been inserted in the Results of Operations section after the Income Tax Expense discussion):

Operating Results by Segment

              Operating Earnings (Loss)
              Years Ended December 31,        Change
2016        2015         2014     2016    2015

LCD                 $1,187.6    $1,053.7    $976.2     12.7% 7.9%
CDD                    272.7     73.5     40.7     271.0% 80.6%
General corporate expenses (147.9)     (130.4)    (112.6) 13.4% 15.8%
Total                  $1,312.4     $996.8    $904.3     32.0% 10.2%

LCD
LCD operating earnings were $1,187.6 in 2016, an increase of 12.7% over operating earnings of $1,053.7 in the corresponding period of 2015. The increase in operating earnings is primarily due to higher restructuring and acquisition costs in 2015. Restructuring and acquisition costs had the effect of reducing operating earnings margins by 5.9% in both 2016 and 2015.

LCD operating earnings were $1,053.7 in 2015, an increase of 7.9% over operating earnings of $976.2 in the corresponding period of 2014. The increase in operating earnings in 2015 is primarily due to the impact of both LaunchPad and integration synergies. In addition, 2015 operating margins improved by 30 basis points as 2015 bad debt expense as a percentage of net revenues decreased to 4.3% of net revenues for the segment compared to 4.6% during 2014.

CDD
CDD operating earnings were $272.7 in 2016, an increase of 271.0% over operating earnings of $73.5 in the corresponding period of 2015. The increase in operating earnings is primarily due to a decrease in restructuring and acquisition costs in 2016 of $95.8 combined with the inclusion of the results of the Acquisition for a full twelve months.
CDD operating earnings were $73.5 in 2015, an increase of 80.6% over operating earnings of $40.7 in the corresponding period of 2014. The increase in operating earnings in 2015 is primarily due to the Acquisition.

General Corporate Expenses
General corporate expenses are comprised primarily of administrative services such as executive management, human resources, legal, finance, corporate affairs, and information technology. Corporate expenses were $147.9 in 2016, an increase of 13.5% over corporate expenses of $130.4 in the corresponding period of 2015. The increase in corporate expenses in 2016 is primarily due to acquisition related costs and stock compensation costs.

Corporate expenses were $130.4 in 2015, an increase of 15.8% over corporate expenses of $112.6 in the corresponding period of 2014. The increase in corporate expenses in 2015 is primarily due to the Acquisition.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Results of Operations, page 48

Comment:

2.	Please disclose how you define organic growth. In doing so, please clarify when the results of recent acquisitions are first included in your organic growth.

Response:

The Company defines organic growth as the increase in LCD revenue excluding revenue from segment acquisitions for the first twelve months after the close of each acquisition.

The Company confirms that in future filings it will incorporate this definition in the General section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (in millions).

* * * * *

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4602.

Very truly yours,

/s/ Glenn A. Eisenberg

Glenn A. Eisenberg
Executive Vice President -
Chief Financial Officer

cc:    Michael J. Silver, Hogan Lovells US LLP
T. Crawford Pounds, PricewaterhouseCoopers L.L.P.